January 6, 2026

Stuart Simpson
Chief Executive Officer
Vertical Aerospace Ltd.
Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW
United Kingdom

       Re: Vertical Aerospace Ltd.
           Registration Statement on Form F-3
           Filed December 29, 2025
           File No. 333-292448
Dear Stuart Simpson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing